Schwanberg International Incorporated


03022875

May 27th, 2003

FILE NO. 82-34712
RULE 12G3-2(B) UNDER SECURITIES EXCHANGE ACT OF 1934

United States Securities
And Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

RE: FINANCIAL STATEMENTS FOR PERIOD ENDING MARCH 31, 2003

Please find enclosed the financial statements together with a news release. To date they are all the public disclosures that have been made since filing the Company's application with you.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Yours truly,

Savi Franz
Director

19th Floor, 101-6th Ave., S.W., Calgary, AB, T2P 3P4, Tel: (403) 261-403 4, Fax (404) 265-3348

SCHWANBERG INTERNATIONAL INCORPORATED

NEWS RELEASE

DATE: March 24, 2003

For Immediate Release:

Schwanberg Appoints New President, Announces Directors, Grants Options

Calgary, Alberta -- Mr. Burkhard Franz, Chairman of the Board of Directors of Schwanberg International Incorporated (TSX Venture: SCH), announces the following matters arising as a result of the annual and special meeting of the shareholders of the Corporation held on Friday, March 21, 2003:

Appointment of Officers

John A. Murdoch of Calgary has been appointed President and Chief Executive Officer of the Corporation; he is also a director. Burkhard Franz, who served for a number of years as President of the Company, continues as a director and Chairman of the Board. Ms. Savi Franz, a director and the controller of the Corporation, was appointed Chief Financial Officer of Schwanberg, and Mr. Brent Walter, a solicitor and newly elected director of the Corporation, was appointed as Corporate Secretary.

The shareholders of the Corporation approved an Option Plan for directors, officers, employees and consultants of Schwanberg International. Accordingly, the Board of Directors granted options entitling directors and officers to acquire up to one million common shares of Schwanberg at an exercise price of $0.10 per share, exercisable for a period of up to five years, all in accordance with the provisions of the Option Plan and subject to regulatory approval.

Schwanberg International Incorporated is a young public company involved in exploration and development in Western Canada.

Biographical Information

The new President of Schwanberg International, John Murdoch, has over 20 years of experience in increasingly senior management positions within the oil and gas industry, most recently as the Field Operations Manager for the Kazakhstan operations of Hurricane Hydrocarbons Ltd., where he successfully managed approximately 1,000 employees and 700 contractors while increasing Hurricane's production from 100,000 BOE/day to 130,000 BOE/day. Prior thereto, Mr. Murdoch served as Area Superintendent for Encal Energy Ltd., where he supervised production for the 15,000 BOE/day western business unit.

Jerry J. Budziak of Calgary was elected as a new director of the Corporation. An engineer with approximately 30 years of operations experience in the energy industry, Mr. Budziak currently serves

as Vice President,of Operations for an International Oil and Gas Company, and has previously held senior management positions with a number of exploration and production companies, including Apache Canada Ltd., DEKALB Energy Canada Ltd. and BHP Petroleum (Canada) Inc.

Brent J. Walter was elected a director and Corporate Secretary. Mr. Walter resides in Calgary, Alberta and practices as a lawyer with Drummond Phillips & Sevalrud, LLP, where his practice focuses primarily on securities and corporate/commercial matters.

Lorraine K. McVean, a solicitor who resides in Calgary, was elected a director. Since 1999, she has provided legal services to intermediate and senior energy companies on a consulting basis. She previously was the Manager, Legal Services and Assistant Corporate Secretary for Numac Energy Inc. Ms. McVean has a broad range of experience with respect to both business and legal aspects of the oil and gas industry.

Savi Franz of Calgary, Alberta – Ms Franz has previously served as a director and the controller of Schwanberg. She has now been appointed as Chief Financial Officer and director.

Effective immediately the Corporation has changed its address to 1300, 510 – 5th Street, SW, Calgary, Alberta. For further information please contact the Corporation at (403) 261-3634.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.



BCSC
British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: **Schedule A**

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Schwanberg International Inc.	March 31, 2003	**03/05/28**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
1950, 101 –6th Avenue SW, Calgary, AB T2P 3P4	**403-265-3348**	**403-261-3634**
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Savi Franz	*Director*	403-261-3634
Contact Email Address info@schwanberg.ca	*Web Site Address*	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature	*Print Full Name*	*Date Signed* YY/MM/DD
"John Murdoch"	John Murdoch	**03/05/28**
Director's Signature	*Print Full Name*	*Date Signed* YY/MM/DD
"Savi Franz"	Savi Franz	**03/05/28**

SCHWANBERG INTERNATIONAL INCORPORATED
1950- 101, 6TH AVENUE SW
ALBERTA T2P 3P4

Phone: (403) 261-3634
Fax: (403) 265-3348

May 15, 2003

B.C. Securities Commission
#200 – 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Attention: Statutory Filings

Dear Sirs:

Re: Financial Statements for Quarter ended March 31, 2003

Please be advised that the above noted documents were mailed to the shareholders including those on the lists as defined in National Instrument 54-101 and Companion Policy 54-101 CP on May 28th, 2003.

Yours very truly

Schwanberg International Incorporated

"John Murdoch"
President/Director

"Savi Franz"
Director

SCHEDULE B

SCHWANBERG INTERNATIONAL INCORPORATED
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED MARCH 31, 2003

1. Administration costs amounted to $66,336 for the quarter and were significantly lower in 2002. However in 2002 the Administration costs were $ 23,512. The high costs in 2003 relates to the acquisition of Lanex Resources Inc, the Company moving its offices to Calgary, Alberta, the Company assuming the operatorship and special projects which resulted in additional cost.

2. **Related Party Transactions**

   For period ended March 31, 2003 $15,000 was paid to Savi Franz an employee, major shareholder of the company.

   On September 30, 2002 Savi Franz loaned the Company $45,000 without interest to be paid by September 2003. The Company issued a Promissory note which is governed and construed in accordance with the laws of the Province of Alberta, Canada.

3. **Summary of Securities issued and options**

Option Granted – 250,000 Options were granted to Edward C. Kozowy on September. The Options expires September 30, 2004. The provisions of the Option are as follows: 125,000 Shares to be exercised within 6 months from the date of issuance, September 30, 2002 and the remaining 125,000 Shares 12 months from the date hereof. On March 21, 2003 1,000,000 Options were granted to the Directors of the Company at an exercise price of $0.10 per share with an expiry date of March 20, 2008.

4. **Summary of Securities as at the end of the reporting period**

(a) Authorized: Unlimited Common Shares without par value

(b) Issued and outstanding: 11,706,718

(c) Options and Warrants: 1,250,000 Options

(d) Escrow shares: None

5. **Directors and Officers:** **John Murdoch** –President, Director
Burkhard Franz – Director
Jerry Budziak – Director
Savi Franz –Director
Lorraine McVean – Director
Brent Walter- Director/Secretary

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATIONAL INCORPORATED

For the quarter ended March 31, 2003 the Company generated a loss of $8,431 from operations as compared to $22,779 for quarter ended March 31, 2002. The main reason attributable to the reduction of the loss is due to the purchase of Lanex Resources Inc. which had an effective date of July 1, 2002 and which generated revenues for the 3 months. Quarter ended March 2002 no revenues was generated by the Company.

Loss per share is $0.0001

Liquidity and Capital Reserves

The Company's working capital as at March 31, 2003 was $(146,744). For the purpose of calculating the working capital the company has excluded the bank loan of $240,000 since the Alberta Treasury Branches regard the loan as long term even though it is demand in nature. The reason for this deficit was due to the drilling activities that occurred in November and December and January 2003 and cost overruns, which were unforseen. However the loss has significantly reduced compared to all previous quarters. As at March 31, 2003 the Company had $392,294 in treasury.

Outlook for the Quarter Ending March 31, 2003

The Company completed the Acquisition of Lanex Resources Inc. and Macroplus Energy Inc of Calgary with an effective date of July 1, 2002. Lanex Resources is engaged in the exploration, development and production of crude oil and natural gas in Western Canada. Lanex holds varying working and royalty interests in 11.5 sections of land in Townships 34 and 35 Ranges 2 and 3. The Company has completed the drilling of one well and the workover of one well at Garrington, Alberta. Lanex is the operator and has ten per cent interest in the two wells. The previously suspended 14-23-34-3W5 Viking well was re-stimulated and production has increased.

The well is tied into Lanex operated compression and treating facilities. The previously suspended Viking oil well at 6-6-35-2w5 was deepened and cased for potential Pekisko and Lower Mannville gas based upon gas shows and open hole log data. The completion of the 6-6-35 3W5 has been done and the well is now producing.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to March 31, 2003

Lanex has signed a farmout agreement with an aggressive Intermediate shallow gas operator, which will result in at least one and potentially two new shallow gas wells in the first quarter of 2003. Final preparations are being made to accommodate this new gas into Lanex's facilities. Lanex will have several participation options available while drilling these wells. This program will be very attractive for Lanex based on the utilization of existing Lanex facilities infrastructure and generation of additional processing and gathering income. In April 2003 the Company purchased land for drilling and exploration purposes worth $108,640.

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(UNAUDITED)

"NOTICE TO READER"

To the Shareholders
of Schwanberg International Incorporated

We have compiled the Balance Sheet as at March 31, 2003 and the Statement of Loss and Deficit of Cash flows. These statements were all prepared internally and readers are cautioned that the statements may not be appropriate for their purposes.

Signed "John Murdoch"
Director/President/CEO

Signed "Savi Franz"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	MARCH 31 2003	MARCH 31 2002
ASSETS		
Current		
Cash	**$ 392,294**	$ 288,804
Accounts receivable	**813,425**	7,992
Income tax receivable	**87**	-
Prepaid expenses and deposits	**44,157**	-
	1,249,963	296,796
Advances Receivable	**-**	133,515
Property, Plant And Equipment (Note 3)	**1,075,705**	-
	$ 2,325,668	$ 430,311
LIABILITIES		
Current		
Bank indebtedness (Note 5)	**$ 240,000**	$ -
Accounts payable and accrued liabilities	**1,351,707**	8,421
Payable to related parties	**45,000**	15,000
	1,636,707	23,421
Future Income Taxes	**181,600**	-
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	**1,265,742**	995,743
Contributed Surplus	**138,759**	138,759
Deficit	**(897,140)**	(727,612)
	507,361	406,890
	$ 2,325,668	$ 430,311

Approved by the Directors:

"John Murdoch"
PRESIDENT/Director

"Savi Franz"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	Quarter Ended MARCH 31 2003	2002
Income		
Oil and gas revenue	$ 138,415	$ -
Interest	320	733
	138,735	733
Cost Of Production		
Operating expenses	43,593	-
Royalties	-	-
Depletion	37,237	-
Provision for future site removal and restoration	-	-
	80,830	-
	57,905	-
Administrative Expenses		
Bank charges and interest	2,487	434
Office facilities and services	14,751	13,391
Professional fees	14,361	3,696
Promotion and travel	4,676	764
Telephone	3,440	1,942
Regulatory	5,275	2,914
Transfer agent	1,986	371
Depreciation	438	-
Management fees	9,000	-
Consulting fees	9,922	-
	66,336	23,512
Loss For The Quarter Before The Following	(8,431)	(22,779)
	-	-
	-	-
Loss Before Income Taxes	(8,431)	(22,779)
	-	-
Net Loss For The Quarter	(8,431)	(22,779)
Deficit, Beginning Of Year	(888,709)	(704,833)
Deficit, End Of Year	$ 897,140	$ (727,612)
Basic And Diluted Loss Per Share	$ 0.0001	$ 0.02

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	YEARS ENDED MARCH 31	
	2003	2002
Cash Flows From Operating Activities		
Loss for the year	$ (8,431)	$ (22,779)
Add: Items not involving cash:		
Depletion and depreciation	37,675	-
	29,244	(22,779)
Change in non-cash working capital items:		
Accounts receivable	(925,524)	(4,976)
Accounts payable and accrued liabilities	1343,286	(28,135)
I	-	-
	-	-
	417,762	(558,890)
Cash Flows From Investing Activities		
Advances receivable	-	-
Oil and gas property acquisitions	(25,000)	-
Purchase of capital assets	-	-
Acquisition of subsidiary, net of cash acquired	(48,516)	-
	(73,516)	-
Cash Flows From Financing Activities		
Net proceeds on disposal of resource properties	-	-
Shares issued for cash/debt	-	29,031
Bank indebtedness	240,000	-
Payable to related parties	30,000	-
	(270,000)	29,031
Increase In Cash	103,490	(26,,859)
Cash, Beginning Of Year	288,804	315,663
Cash, End Of Year	$ 392,294	$ 288,804

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTER ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company's business consists of the exploration and development of petroleum and natural gas properties in western Canada. These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. The Company has a working capital deficiency of $386,744.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, 650256 Alberta Ltd., Macroplus Energy Inc. and Lanex Resources Inc., which have interest in several producing petroleum and natural gas properties in and Alberta.

b) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, accounts receivable, bank loans, accounts payable and due to shareholders, and their fair value approximates their carrying value, since they are short tem in nature and are receivable or payable on demand.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

d) Equipment and Amortization

Equipment is recorded at cost and amortized on the declining balance basis at the rate of 30% per annum for computer equipment and at the rate of 20% per annum for office equipment.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Oil and Gas Property Interests

The Company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest. Proceeds received from the disposition of oil and natural gas properties are accounted for as a reduction to the capitalized costs unless this treatment would result in a significant change in the rate of depletion in which case the gain or loss would be reported in earnings.

Capitalized costs are depleted and depreciated using the unit-of-production method, based on gross proved oil and natural gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, natural gas reserves are converted to oil equivalent unit of measure based on relative energy content. The carrying values of undeveloped properties would be excluded from the depletion and depreciation calculation.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proved oil and natural gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes. The Company periodically reviews the costs associated with undeveloped properties to determine whether the costs will be recoverable. An impairment allowance is made if the results of the review indicate an impairment has occurred.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Future Site Removal and Restoration Costs

Estimated future site removal and restoration costs are provided for using the unit-of-production method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

h) Joint Interest Operations

Substantially, all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with other and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

i) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective January 1, 2002. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

j) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends the fair value based method for measuring compensation costs. The new section also permits the use of the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value based method for employees' awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTER ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)

3. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	COST	ACCUMULATED AMORTIZATION AND DEPLETION	**NET BOOK VALUE**	NET BOOK VALUE
Petroleum and natural gas properties	$ 1,105,225	$ 37,027	**$ 1,068,198**	$ -
Other equipment	7,087	210	**6877**	-
	$ 1,112,312	$ 37,237	**$ 1,075,075**	$ -

4. ACQUISITION OF SUBSIDIARIES

a) Effective September 30, 2002, the Company acquired all of the issued and outstanding shares of Lanex Resources Inc. ("Lanex") and Macroplus Energy Inc. ("Macroplus"). This acquisition has been accounted for using the purchase method with the results of operations of Lanex and Macroplus being included in these consolidated financial statements from October 1, 2002.

Details of the acquisition are as follows:

Fair value of net assets acquired:	
Net working capital deficiency	$ (75,194)
Property, plant and equipment	778,562
Cost of the acquisition	$ 703,368
Consideration paid	
Cash	$ 619,364
Acquisition costs	13,734
Common shares issued (700,000 common shares at a fair value of $0.10 per share)	70,000
	$ 703,368

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTER ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)

5. BANK INDEBTEDNESS

The Company has a bank financing facility to a maximum of $1,000,000, secured by a charge over all the assets of the Company due on demand with interest at bank prime plus 1½%.

As at March 31, 2003, the Company has drawn $240,000 under this loan facility.

6. SHARE CAPITAL

a) Authorized:

Unlimited number of common voting shares without nominal or par value.
Unlimited number of first preferred shares.
Unlimited number of second preferred shares.

b) Issued Common Shares:

	NUMBER	AMOUNT
Balance, December 31, 2000 and 2001	7,813,178	$ 966,711
Shares issued for:		
Private placement	3,000,000	200,000
Debt settlement	193,540	29,031
Business acquisition	700,000	70,000
Balance, December 31, 2002	11,706,718	$ 1,265,742

b) The Company has granted stock option for the purchase of up to 250,000 common shares at $0.10 per share to September 30, 2004. The common shares optioned under this agreement vest as to 125,000 shares on March 31, 2003, and 125,000 shares on September 30, 2003.

c) The Company granted 1,000,000 stock options to the directors of the Company on March 21, 2003 at an exercise price of $0.10 per share and with an expiry date of March 20, 2008.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTER ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)

6. SHARE CAPITAL (Continued)

As at March 31, 2003, the following stock options were outstanding:

OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
NUMBER	REMAINING CONTRACTUAL LIFE	EXERCISE PRICE	NUMBER	EXERCISE PRICE
1000,000	5.00years	$ 0.10	-	
250,000	1.75 years	$ 0.10	-	$ -

7. INCOME TAX

The Company has available tax losses of $683,131 which may be offset against future Canadian taxable income. These losses commence to expire in 2006.

8. RELATED PARTY TRANSACTIONS

Amounts due to a director of $45,000 , are without specific terms of repayment and are non-interest bearing.